Mail Stop 3561

October 10, 2008

Mr. Frank Aiello
 President and Chief Executive Officer
CAL ALTA AUTO GLASS, INC.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta Canada T2E6T1

> **Re: Cal Alta Auto Glass, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **File No. 0-51227**

Dear Mr. Aiello:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief